[LOGO OF ACERGY]

                                                               seabed-to-surface

    ACERGY S.A. AWARDED $150 MILLION OFFSHORE INSTALLATION CONTRACT IN ANGOLA

LONDON, ENGLAND - SEPTEMBER 4, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it had been awarded a contract by Cabinda Gulf Oil Company, a subsidiary of Chevron, for the installation of the export pipeline system on the Tombua Landana development offshore Cabinda, Angola.

The contract, valued at approximately $150 million, is for the installation and tie-in of two export pipelines that will connect the Tombua Landana drilling and production platform and the Benguela Belize oil and gas pipeline transportation system. Offshore installation is planned for mid 2008.

Bruno Chabas, Chief Operating Officer, said "Acergy is pleased to follow up the recent success of Benguela-Belize with this important export line from the Tombua Landana fields. We are committed to the success of Cabinda Gulf Oil Company's long term plans for both Block 14 and Block 0 in Angola."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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